**Room 4561**

May 16, 2007

Desmond Ross
President
Quantum Ventures, Inc.
c/o Nevada Agency & Trust Company
50 West Liberty Street, Suite 880
Reno, Nevada 89501

**Re:    Quantum Ventures, Inc.**
**Amendment No. 9 to Registration Statement on Form SB-2 filed April 16, 2007**
**File No. 333-119146**

Dear Mr. Ross:

We have the following comments on your amended filing.

Amendment No. 9 to Registration Statement on Form SB-2

Financial Statements

Please revise to update your financial statements in accordance with Item 310(g) of Regulation S-B.

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

Please revise your disclosures to indicate that your audit reports had been modified with respect to the going concern uncertainty.  Refer to Item 304(a)(1)(ii) of Regulation S-B.

Exhibit 23.1. Consent of Independent Registered Certified Public Accountants

Please revise this consent in connection with your amended filing and include the date of the audit report that is currently omitted.

Undertakings

As requested in our letter dated January 16 2007, please provide updated 512 undertakings (i.e., 512(g)).

You are advised that we will not recommend acceleration of the effective date of the registration statement and that, should the registration statement become effective in its present form, we would be required to consider what recommendation, if any, we should make to the Commission.

We suggest that you consider submitting a substantive amendment to correct the deficiencies or a request for withdrawal of the filing. Please be advised that if you amend to respond appropriately to the foregoing comments, we expect to conduct a full review of your filing.

You may contact Mark Kronforst at (202) 551-3451 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3730 with any other questions.

Sincerely,

Barbara Jacobs
Assistant Director

cc:     Via Facsimile
        Joseph I. Emas, Attorney at Law
        1224 Washington Avenue
        Miami Beach, Florida 33139
        Telephone: (305) 531-1174
        Fax: (305) 531-1274